

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2017

Mail Stop 3561

<u>Via E-mail</u>
Seamus Lagan
Chief Executive Officer and President
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, Florida 33401

> **Re: Rennova Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2017**
> **File No. 333-219145**

Dear Mr. Lagan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note you are registering 4,636,120 shares of common stock issuable upon the conversion of certain Debentures. Additionally, we note your prior registration statement registering 2,803,829 shares of common stock issuable upon the conversion of certain Debentures that was declared effective on June 26, 2017. Please provide a detailed factual and legal analysis as to the factors you considered in concluding that the offering properly styled as a resale under Rule 415(a)(1)(i) and not a primary offering on behalf of the registrant. For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations 612.09, available on our website.

Signatures III-7

2. Please revise to provide the signature of your current Chief Financial Officer, as required by Instruction 1 to the Signatures to Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: J. Thomas Cookson, Esq.
        Shutts & Bowen LLP